Filed Pursuant to Rule 424(b)(3)

Registration No. 333-233663

Amendment No. 1 dated July 1, 2020 to Pricing Supplement dated June 29, 2020
(To Equity Index Underlying Supplement dated December 16, 2019, ETF Underlying Supplement dated December 16, 2019, Prospectus Supplement dated December 16, 2019 and Prospectus dated December 16, 2019)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$5,980,000 Capped Leveraged Buffered Notes Linked to a Basket Consisting of the S&P 500® Index, the iShares® MSCI EAFE ETF and the iShares® MSCI Emerging Markets ETF due July 5, 2022

•                  The Capped Leveraged Buffered Notes (the “notes”) provide a 1.3-to-1 upside exposure to any increases in an unequally weighted basket consisting of the S&P 500® Index, the iShares® MSCI EAFE ETF and the iShares® MSCI Emerging Markets ETF (the “Reference Asset”), subject to a Maximum Return of 18.20%. If the value of the Reference Asset decreases by more than 16%, investors will be subject to 1-to-1 downside exposure to any decrease in the value of the Reference Asset beyond a 16% decline, with up to 84% of the principal at risk.

•                  The notes do not pay interest.

•                  The notes will not be listed on any securities exchange.

•                  The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000.

The notes are unsecured obligations of the Bank and any payment on the notes is subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable debt securities (as defined on page 6 of the prospectus).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplements, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-7 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying index underlying supplement, page S-1 of the accompanying ETF underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)(1)	Agent’s Commission(1)(2)	Proceeds to Issuer(2)
Per Note	$1,000.00	$1.51	$998.49
Total	$5,980,000.00	$9,032.50	$5,970,967.50

(1)         Because certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their commissions or selling concessions, the public offering price for investors purchasing the notes in these accounts will be between $997.50 and $1,000.00 per note.

(2)         CIBC World Markets Corp. (“CIBCWM”) will receive variable commissions from the Issuer at an average amount of approximately 0.151% of the principal amount of the notes, or approximately $1.51 per $1,000 principal amount. CIBCWM will use these commissions to pay variable selling concessions or fees (including custodial or clearing fees) to other dealers. The commission received by CIBCWM will be equal to the selling concession paid to such dealers.

The initial estimated value of the notes on the Trade Date as determined by the Bank is $987.80 per $1,000 principal amount of the notes, which is less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on July 2, 2020 against payment in immediately available funds.

CIBC World Markets

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated December 16, 2019 (the “prospectus”), the prospectus supplement dated December 16, 2019 (the “prospectus supplement”), the Equity Index Underlying Supplement dated December 16, 2019 (the “index underlying supplement”) and the ETF Underlying Supplement dated December 16, 2019 (the “ETF underlying supplement,” and together with the index underlying supplement, the “underlying supplements”).  Information in this pricing supplement supersedes information in the underlying supplements, the prospectus supplement and the prospectus to the extent it is different from that information. Certain capitalized terms used but not defined herein will have the meanings set forth in the underlying supplements, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplements, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplements, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, CIBCWM and our other affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and CIBCWM are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplements, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplements, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or CIBCWM, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplements, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•                  Index underlying supplement dated December 16, 2019:
https://www.sec.gov/Archives/edgar/data/1045520/000110465919073068/a19-25016_7424b2.htm

•                  ETF underlying supplement dated December 16, 2019:
https://www.sec.gov/Archives/edgar/data/1045520/000110465919073069/a19-25016_13424b2.htm

•                  Prospectus supplement dated December 16, 2019:

https://www.sec.gov/Archives/edgar/data/1045520/000110465919073058/a19-24965_3424b2.htm

•                  Prospectus dated December 16, 2019:

https://www.sec.gov/Archives/edgar/data/1045520/000110465919073027/a19-24965_1424b3.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplements, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce

Reference Asset:

An unequally weighted basket consisting of the S&P 500® Index (Bloomberg ticker: SPX) (the “SPX”), the iShares® MSCI EAFE ETF (Bloomberg ticker: EFA) (the “EFA”), and the iShares® MSCI Emerging Markets ETF (Bloomberg ticker: EEM) (the “EEM”) (each a “Basket Component”, and collectively, the “Basket Components”).

Principal Amount:	$1,000 per note

Aggregate Principal Amount:	$5,980,000

Term:	Approximately 2 years

Trade Date:	June 29, 2020

Original Issue Date:	July 2, 2020

Final Valuation Date:

June 29, 2022, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Indices” in the index underlying supplement and “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Funds” in the ETF underlying supplement.

Maturity Date:

July 5, 2022, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Indices” in the index underlying supplement and “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Funds” in the ETF underlying supplement.

Payment at Maturity:

For each $1,000 in principal amount of the notes, the Payment at Maturity will be a cash amount equal to:

•      If the Final Value is greater than the Initial Value, the lesser of:

(1)   $1,000 + ($1,000 x Percentage Change x Upside Participation Rate); and

(2)   $1,000 + ($1,000 x Maximum Return)

•      If the Final Value is equal to or less than the Initial Value but greater than or equal to the Buffer Value:

$1,000

•      If the Final Value is less than the Buffer Value:

$1,000 + [$1,000 × (Percentage Change + Buffer Amount)]

If the Final Value is less than the Buffer Value, you will lose 1% of the principal amount for each 1% decrease in the value of the Reference Asset by more than the Buffer Amount. Accordingly, you may lose up to 84% of the principal amount.

Upside Participation Rate:	130%

Maximum Return:	18.20%

Buffer Amount:	16%

Buffer Value:	84, 84% of the Initial Value

Initial Value:	100

Final Value:	100 × (1 + Percentage Change)

Percentage Change:	The sum of the products of the Component Return for each Basket Component multiplied by its Component Weighting.

Component Weighting:	50% with respect to the SPX, 30% with respect to the EFA and 20% with respect to the EEM.

Component Return:	With respect to each Basket Component, Final Component Value – Initial Component Value. Initial Component Value

Initial Component Value:

3,053.24 with respect to the SPX, $60.98 with respect to the EFA and $40.12 with respect to EEM, each of which was its Closing Level or Closing Price, as applicable, on the Trade Date. The Initial Component Values of the EFA and EEM will be subject to adjustment by the calculation agent as described under “Certain Terms of the Notes—Anti-Dilution Adjustments” in the accompanying ETF underlying supplement.

Final Component Value:	With respect to each Basket Component, its Closing Level or Closing Price, as applicable, on the Final Valuation Date.

Calculation Agent:	Canadian Imperial Bank of Commerce.

CUSIP/ISIN:	13605WZN4 / US13605WZN46

Fees and Expenses:

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Value of the Reference Asset relative to the Initial Value. We cannot predict the value of the Reference Asset or the level or price of any Basket Component at any time during the term of the notes, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the notes for a hypothetical range of Percentage Changes of the Reference Asset from -100% to +100%. The following results are based solely on the assumptions outlined below.  The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount to $1,000. The potential returns described here assume that the notes are held to maturity. The following table and examples are based on the following terms:

Principal Amount:	$1,000

Upside Participation Rate:	130%

Maximum Return:	18.20%

Initial Value:	100

Buffer Amount:	16.00%

Buffer Value:	84

Hypothetical Final Value of the Reference Asset	Hypothetical Percentage Change of the Reference Asset	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
200.00	100.00%	$1,182.00	18.20%
175.00	75.00%	$1,182.00	18.20%
150.00	50.00%	$1,182.00	18.20%
125.00	25.00%	$1,182.00	18.20%
114.00	14.00%	$1,182.00	18.20%(1)
110.00	10.00%	$1,130.00	13.00%
105.00	5.00%	$1,065.00	6.50%
100.00(2)	0.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
84.00(3)	-16.00%	$1,000.00	0.00%
70.00	-30.00%	$860.00	-14.00%
60.00	-40.00%	$760.00	-24.00%
50.00	-50.00%	$660.00	-34.00%
25.00	-75.00%	$410.00	-59.00%
0.00	-100.00%	$160.00	-84.00%

(1)                                 The return on the notes cannot exceed the Maximum Return.

(2)                                 The Initial Value was set to 100.00 on the Trade Date.

(3)                                 This is the Buffer Value.

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the notes.

Example 1: The Percentage Change of the Reference Asset Is 50.00%.

Because the positive Percentage Change multiplied by the Upside Participation Rate of 130% exceeds the Maximum Return of 18.20%, the Payment at Maturity would be $1,182.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Maximum Return)

= $1,000 + ($1,000 × 18.20%)

= $1,182.00

Example 1 shows that the return on the notes will not exceed the Maximum Return, regardless of the extent to which the value of the Reference Asset increases.

Example 2: The Percentage Change of the Reference Asset Is 5.00%.

Because the positive Percentage Change multiplied by the Upside Participation Rate of 130% does not exceed the Maximum Return of 18.20%, the Payment at Maturity would be $1,065.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Percentage Change × Upside Participation Rate)

= $1,000 + ($1,000 × 5.00% × 130%)

= $1,065.00

Example 2 shows that the notes provide a leveraged return if the positive Percentage Change multiplied by the Upside Participation Rate does not exceed the Maximum Return.

Example 3: The Percentage Change of the Reference Asset Is -5.00%.

Because the Final Value is less than the Initial Value but greater than the Buffer Value, the Payment at Maturity would be $1,000.00 per $1,000 principal amount.

Example 3 shows that the Payment at Maturity will equal the principal amount if the Final Value is at or above the Buffer Value, although the value of the Reference Asset has decreased.

Example 4: The Percentage Change of the Reference Asset Is -75.00%.

Because the Final Value is less than the Buffer Value, the Payment at Maturity would be $410.00 per $1,000 principal amount, calculated as follows:

$1,000 + [$1,000 × (Percentage Change + Buffer Amount)]

= $1,000 + [$1,000 × (-75.00% + 16.00%)]

= $410.00

Example 4 shows that you are exposed on a 1-to-1 basis to any decrease in the value of the Reference Asset by more than the Buffer Amount. You may lose up to 84% of the principal amount.

INVESTOR SUITABILITY

The notes may be suitable for you if:

•                  You believe that the value of the Reference Asset will increase moderately from the Initial Value to the Final Value.

•                  You are willing to make an investment that is exposed to the negative performance of the Reference Asset on a 1-to-1 basis for each percentage point that the Final Value is less than the Buffer Value.

•                  You are willing to accept that the return on the notes will be limited to the Maximum Return.

•                  You do not seek current income over the term of the notes.

•                  You are willing to forgo dividends or other distributions paid on the securities included in or held by the Basket Components.

•                  You are willing to hold the notes to maturity and you do not seek an investment for which there will be an active secondary market.

•                  You are willing to assume the credit risk of the Bank for any payment under the notes.

The notes may not be suitable for you if:

•                  You believe that the value of the Reference Asset will decrease from the Initial Value to the Final Value or that it will not increase sufficiently to provide you with your desired return.

•                  You are unwilling to make an investment that is exposed to the negative performance of the Reference Asset on a 1-to-1 basis for each percentage point that the Final Value is less than the Buffer Value.

•                  You seek full payment of the principal amount of the notes at maturity.

•                  You seek an uncapped return on your investment.

•                  You seek current income over the term of the notes.

•                  You want to receive dividends or other distributions paid on the securities included in or held by the Basket Components.

•                  You are unable or unwilling to hold the notes to maturity or you seek an investment for which there will be an active secondary market.

•                  You are not willing to assume the credit risk of the Bank for any payment under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying index underlying supplement, page S-1 of the accompanying ETF underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplements, the prospectus supplement and the prospectus.

You may lose some or a substantial portion of the principal amount of your notes.

The notes do not guarantee full return of principal. The repayment of any principal on the notes at maturity depends on the Final Value of the Reference Asset. The Bank will only repay you the full principal amount of your notes if the Final Value is equal to or greater than the Buffer Value. If the Final Value is less than the Buffer Value, you will be exposed on a 1-to-1 basis to any decrease in the value of the Reference Asset by more than the Buffer Amount.  You may lose up to 84% of your principal amount.

The potential return on your notes will be limited by the Maximum Return.

Your ability to participate in any increase in the value of the Reference Asset will be limited because of the Maximum Return. The Maximum Return will limit the payment you may receive at maturity, no matter how much the value of the Reference Asset may rise beyond 114.00 % of the Initial Value over the term of the notes.

Payment on the notes is subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the accompanying prospectus.

The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes exceeds the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which was determined by reference to the Bank’s internal pricing models when the terms of the notes were set. This estimated value was based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the value of the Reference Asset, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to have used the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes had an adverse effect on the economic terms of the notes and the initial estimated value of the notes on the Trade Date, and could have an adverse effect on any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The payment on the notes is not linked to the value of the Reference Asset at any time other than the Final Valuation Date.

The payment on the notes will be based on the value of the Reference Asset on the Final Valuation Date. Therefore, if the value of the Reference Asset declined substantially as of the Final Valuation Date compared to the Initial Value, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the value of the Reference Asset on a date other than the Final Valuation Date. Although the actual value of the Reference Asset at other times during the term of the notes may be higher than its value on the Final Valuation Date, the payment on the notes will not benefit from the value of the Reference Asset at any time other than the Final Valuation Date.

The Basket Components may not move in tandem, and an increase in the value of one Basket Component may be offset by lower performance of one or more of the other Basket Components.

Changes in the value of one or more of the Basket Components may not correlate with changes in the value of one or more of the other Basket Components.  The value of one or more Basket Components may increase, while the value of one or more of the other Basket Components may decrease or not increase as much.  Therefore, in calculating the value of the Reference Asset at any time, increases in the value of one Basket Component may be moderated or wholly offset by decreases or lesser increases in the value of one or more of the other Basket Components.  In addition, because the weightings of the Basket Components are not equal, adverse changes in the level of the SPX, which is more heavily weighted, could have a greater impact upon your notes.

Certain business, trading and hedging activities of us, the agent, and our other affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our other affiliates may engage in trading and other business activities related to the Basket Components or any securities included in or held by the Basket Components that are not for your account or on your behalf. We, the agent, and our other affiliates also may issue or underwrite other financial instruments with returns based upon the Basket Components or the Reference Asset. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our other affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the level or price of a Basket Component and consequently, the value of the Reference Asset or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we and our affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our other affiliates, and/or another unaffiliated counterparty. Any of these hedging activities may adversely affect the value of the Reference Asset and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our other affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, or one or more of our other affiliates will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, and our other affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, and our other affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payment on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event has occurred with respect to a Basket Component and determine its Final Component Value if the Final Valuation Date with respect to that Basket Component is postponed to the last possible day, and make certain anti-dilution adjustments with respect to the EFA and the EEM (each, a “Fund”, and collectively, the “Funds”) if certain corporate events occur. See “Certain Terms of the Notes—Valuation Dates” in the underlying supplements and “—Anti-Dilution Adjustments” in the ETF underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. Neither we nor any of our affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

The performance of a Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, especially during periods of market volatility.

Although a Fund is designed to track the performance of its Underlying Index, the performance of a Fund and that of its Underlying Index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of a Fund may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its Underlying Index. This could be due to, for example, a Fund not holding all or substantially all of the underlying assets included in its Underlying Index and/or holding assets that are not included in its Underlying Index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by a Fund, differences in trading hours between a Fund (or the underlying assets held by a Fund) and its Underlying Index, or due to other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant.

In addition, because the shares of the Funds are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share of a Fund may differ from its net asset value per share; shares of a Fund may trade at, above, or below its net asset value per share.

During periods of market volatility, securities held by the Funds may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of a Fund and the liquidity of that Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Funds. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of a Fund. As a result, under these circumstances, the market value of shares of a Fund may vary substantially from the net asset value per share of that Fund.

For the foregoing reasons, the performance of a Fund may not match the performance of its Underlying Index over the same period. Because of this variance, the return on the notes, to the extent dependent on the performance of a Fund, may not be the same as an investment directly in the securities, commodities, or other assets included in its Underlying Index or the same as a debt security with a return linked to the performance of its Underlying Index.

The notes will be subject to risks associated with non-U.S. companies.

An investment in securities linked to the price of a Fund that holds the common stocks of non-U.S. companies involves risks associated with the home countries of such non-U.S. companies. The prices of such non-U.S. companies’ common stocks may be affected by political, economic, financial and social factors in the home country of each such non-U.S. company, including changes in such country’s government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could adversely affect the value of the notes.

The foreign securities held by a Fund may have less liquidity and could be more volatile than the securities traded in U.S. or other longer-established securities markets.  Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may adversely affect trading levels or prices and volumes in those markets.  The other special risks associated with foreign securities may include, but are not limited to:  less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties.

These factors may adversely affect the performance of a Fund and, as a result, the value of the notes.

The notes will be subject to currency exchange risk.

The prices of the securities held by the Funds will be converted into U.S. dollars for purposes of calculating the net asset value of the Funds.  As a result, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by a Fund trade.  Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by a Fund denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the price of a Fund will be adversely affected and, depending on the terms of your notes, the return on the notes, if any, may be reduced.

There are risks associated with emerging markets.

An investment in the notes will involve risks that are associated with investments that are linked to the equity securities of issuers from emerging markets. Many of the issuers whose securities held by the EEM are based in nations that are undergoing rapid institutional change, including the restructuring of economic, political, financial and legal systems.  The regulatory and tax environments in these nations may be subject to change without review or appeal and many emerging markets suffer from underdevelopment of their capital markets and their tax systems.  In addition, in some of these nations, issuers of the relevant securities face the threat of expropriation of their assets and/or nationalization of their businesses.  It may be more difficult for an investor in these markets to monitor investments in these companies, because these companies may be subject to fewer disclosure requirements than companies in developed markets, and economic and financial data about some of these countries may be unreliable. All these factors may adversely affect the price of the EEM and consequently, the return on the notes.

The notes will not be listed on any securities exchange or any inter-dealer quotation system, and there may be no secondary market for the notes.

The notes are most suitable for purchasing and holding to maturity. The notes will be new securities for which there is no trading market. The notes will not be listed on any securities exchange or any inter-dealer quotation system. We cannot assure you as to whether there will be a trading or secondary market for the notes or, if there were to be such a trading or secondary market, that it would be liquid.

Under ordinary market conditions, CIBCWM or any of our other affiliates may (but are not obligated to) make a secondary market for the notes. However, they may cease doing so at any time. Because we do not expect other broker-dealers to participate in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which CIBCWM or any of our other affiliates are willing to transact. If none of CIBCWM or any of our other affiliates makes a market for the notes, there will not be a secondary market for the notes. Accordingly, we cannot assure you as to the development or liquidity of any secondary market for the notes. If a secondary market in the notes is not developed or maintained, you may not be able to sell your notes easily or at prices that will provide you with a yield comparable to that of similar securities that have a liquid secondary market.

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Certain U.S. Federal Income Tax Consequences” in the underlying supplements and “Material Income Tax Consequences—Canadian Taxation” in the prospectus.

INFORMATION REGARDING THE REFERENCE ASSET

The S&P 500® Index

The SPX consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Index Descriptions—The S&P U.S. Indices” beginning on page S-43 of the accompanying index underlying supplement.

In addition, information about the SPX may be obtained from other sources including, but not limited to, the index sponsor’s website (including information regarding the SPX’s sector weightings). We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor the agent makes any representation that such publicly available information regarding the SPX is accurate or complete.

Historical Performance of the SPX

The following graph sets forth daily Closing Levels of the SPX for the period from January 1, 2015 to June 29, 2020. On June 29, 2020, the Closing Level of the SPX was 3,053.24. We obtained the Closing Levels below from Bloomberg L.P. (“Bloomberg”) without independent verification. The historical performance of the SPX should not be taken as an indication of its future performance, and no assurances can be given as to the level of the SPX at any time during the term of the notes, including the Final Valuation Date. We cannot give you assurance that the performance of the SPX will result in any positive return on your investment.

Historical Performance of the SPX

Source: Bloomberg

The iShares® MSCI EAFE ETF

The EFA seeks to track the investment results of the MSCI EAFE® Index (the “MXEA”). The shares of the EFA are listed and trade on the NYSE Arca under the ticker symbol “EFA.”

The MXEA is designed to measure equity market performance of developed markets outside of the U.S. and Canada. As of May 29, 2020, the MXEA consists of companies from the following 21 developed countries or regions: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

Information filed by the EFA with the SEC pursuant to the Securities Exchange Act of 1934 and the Investment Company Act can be located by reference to the SEC file numbers 033-97598 and 811-09102, respectively on the SEC’s website at http://www.sec.gov. Neither we nor the agent makes any representation that such publicly available information regarding the Fund is accurate or complete.

See “Reference Sponsors and Fund Descriptions—The iShares® MSCI EAFE ETF” beginning on page S-22 of the accompanying ETF underlying supplement for additional information about the EFA.

Historical Performance of the EFA

The following graph sets forth daily Closing Prices of the EFA for the period from January 1, 2015 to June 29, 2020. On June 29, 2020, the Closing Price of the EFA was $60.98. We obtained the Closing Prices below from Bloomberg without independent verification. The historical performance of the EFA should not be taken as an indication of its future performance, and no assurances can be given as to the price of the EFA at any time during the term of the notes, including the Valuation Dates. We cannot give you assurance that the performance of the EFA will result in any positive return on your investment.

Historical Performance of the EFA

Source: Bloomberg

The iShares® MSCI Emerging Markets ETF

The EEM seeks to track the investment results of the MSCI Emerging Markets Index (the “MXEF”),” which is composed of large- and mid-capitalization emerging market equities. The shares of the EEM are listed and trade on the NYSE Arca under the ticker symbol “EEM.”

The MXEF offers a representation of emerging markets based on the following 26 emerging market countries: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Qatar, Russia, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates.

Information filed by the EEM with the SEC pursuant to the Securities Exchange Act of 1934 and the Investment Company Act can be located by reference to the SEC file numbers 033-97598 and 811-09102, respectively on the SEC’s website at http://www.sec.gov. Neither we nor the agent makes any representation that such publicly available information regarding the Fund is accurate or complete.

See “Reference Sponsors and Fund Descriptions—The iShares® MSCI Emerging Markets ETF” beginning on page S-25 of the accompanying ETF underlying supplement for additional information about the EEM.

Historical Performance of the EEM

The following graph sets forth daily Closing Prices of the EEM for the period from January 1, 2015 to June 29, 2020. On June 29, 2020, the Closing Price of the EEM was $40.12. We obtained the Closing Prices below from Bloomberg without independent verification. The historical performance of the EEM should not be taken as an indication of its future performance, and no assurances can be given as to the price of the EEM at any time during the term of the notes, including the Final Valuation Date. We cannot give you assurance that the performance of the EEM will result in any positive return on your investment.

Historical Performance of the EEM

Source: Bloomberg

Hypothetical Historical Performance of the Reference Asset

The following graph illustrates the hypothetical daily performance of the Reference Asset from January 1, 2015 through June 29, 2020 based on the information from Bloomberg, if the value of the Reference Asset was made to equal 100 on January 1, 2015. The hypothetical performance reflects the performance that the Reference Asset would have exhibited based on (i) the actual historical performance of the Basket Components and (ii) the assumption that no adjustment to the Closing Level or Closing Price occurred from January 1, 2015 through June 29, 2020 for any Basket Component.  Neither the hypothetical historical performance of the Reference Asset nor the actual historical performance of the Basket Components should be taken as indications of future performance. No assurances can be given as to the value of the Reference Asset at any time during the term of the notes, including the Final Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your investment.

Hypothetical Historical Performance of the Basket

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes.  The following summary is not complete and is both qualified and supplemented by, or in some cases supplements, the discussion entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying underlying supplements, which you should carefully review prior to investing in the notes.

The U.S. federal income tax consequences of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If this treatment is respected, subject to the discussion below concerning the potential application of the “constructive ownership” rules under Section 1260 of the Code, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive in such transaction and the amount that you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year. Non-U.S. holders should consult the section entitled “Tax Consequences to Non-U.S. Holders” in the underlying supplement.

The expected characterization of the notes is not binding on the IRS or the courts. It is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying underlying supplement. Such alternate treatments could include a requirement that a holder accrue ordinary income over the life of the notes or treat all gain or loss at maturity as ordinary gain or loss. For a more detailed discussion of certain alternative characterizations with respect to your notes and certain other considerations with respect to your investment in the notes, you should consider the discussion set forth in “Certain U.S. Federal Income Tax Consequences” of the underlying supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

While the matter is not entirely clear, since at least one of the Basket Components is the type of financial asset described under Section 1260 of the Code (including, among others, any equity interest in pass-thru entities such as regulated investment companies (including certain exchange-traded funds), a “Section 1260 Financial Asset”), there exists a substantial risk that an investment in the notes is a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized in respect of a note will be recharacterized as ordinary income (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in a gross income inclusion in taxable years prior to the taxable year of the sale, exchange, or settlement (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, or settlement).

If an investment in a note is treated as a constructive ownership transaction, it is not clear to what extent any long-term capital gain in respect of the note will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of the note will equal the excess of (i) any long-term capital gain you recognized in respect of the note and attributable to the Section 1260 Financial Asset, over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Code) you would have had if you had acquired an amount of the corresponding Section 1260 Financial Asset at fair market value on the original issue date for an amount equal to the portion of the issue price of the note attributable to the Section 1260 Financial Asset and sold such Section 1260 Financial Asset upon the date of sale, exchange, or settlement of the note at fair market value (and appropriately taking into account any leveraged upside exposure). To the extent any gain is treated as long-term capital gain after application of the recharacterization rules of Section 1260 of the Code, such gain would be subject to U.S. federal income tax at the rates that would have been applicable to the net underlying long-term capital gain. However, unless otherwise established by clear and convincing evidence, the net underlying long-term capital gain is treated as zero. You should consult your own tax advisor regarding the potential application of Section 1260 of the Code to an investment in the notes.

We will not attempt to ascertain whether any Basket Component or any of the entities whose stock is included in any Basket Component would be treated as a passive foreign investment company (“PFIC”) or United States real property holding corporation (“USRPHC”), both as defined for U.S. federal income tax purposes. If any Basket

Component or one or more of the entities whose stock is included in any Basket Component were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Basket Components and the entities whose stock is included in the Basket Components and consult your tax advisor regarding the possible consequences to you if any Basket Component or one or more of the entities whose stock is included in any Basket Component is or becomes a PFIC or a USRPHC.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta- one instruments and that are issued before January 1, 2023. Based on our determination that the notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Basket Components or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Basket Components or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Pursuant to the terms of a distribution agreement, CIBCWM will purchase the notes from the Bank for distribution to other affiliated or unaffiliated dealers.

The notes sold by CIBCWM to the public will initially be offered at the price to public set forth on the cover page of this pricing supplement. CIBCWM will purchase each of the notes from the Bank at a purchase price equal to the price to public net of an average commission of approximately 0.151% of the principal amount of such notes. Any notes sold by CIBCWM to securities dealers may be sold at an agreed discount to the price to public. The price to public for notes purchased by certain fee-based advisory accounts will be between 99.75% and 100.00% of the principal amount of the notes. Any sale of a note to a fee-based advisory account at a price to public below 100% of the principal amount will reduce the agent’s commission specified on the cover page of this pricing supplement with respect to such note. The price to public paid by any fee-based advisory account will be reduced by the amount of any fees assessed by the dealers involved in the sale of the notes to such advisory account but not by more than 0.25% of the principal amount of the notes.

We will deliver the notes against payment therefor in New York, New York on a date that is more than two business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

CIBCWM is our affiliate, and is deemed to have a conflict of interest under FINRA Rule 5121.  In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

The Bank may use this pricing supplement in the initial sale of the notes.  In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. The price that it makes available from time to time after the Original Issue Date at which it would be willing to repurchase the notes will generally reflect its estimate of their value. That estimated value will be based upon a variety of factors, including then prevailing market conditions, our creditworthiness and transaction costs. However, for a period of approximately three months after the Trade Date, the price at which CIBCWM may repurchase the notes is expected to be higher than their estimated value at that time. This is because, at the beginning of this period, that price will not include certain costs that were included in the initial issue price, particularly our hedging costs and profits. As the period continues, these costs are expected to be gradually included in the price that CIBCWM would be willing to pay, and the difference between that price and CIBCWM’s estimate of the value of the notes will decrease over time until the end of this period. After this period, if CIBCWM continues to make a market in the notes, the prices that it would pay for them are expected to reflect its estimated value, as well as customary bid-ask spreads for similar trades. In addition, the value of the notes shown on your account statement may not be identical to the price at which CIBCWM would be willing to purchase the notes at that time, and could be lower than CIBCWM’s price. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes was determined when the terms of the notes were set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes is lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the selling commissions paid to the Bank and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes” in this pricing supplement.

VALIDITY OF THE NOTES

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated September 6, 2019, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on September 6, 2019.

In the opinion of Mayer Brown LLP, when the notes have been duly completed in accordance with the indenture and issued and sold as contemplated by this pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus, the notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated September 6, 2019, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on September 6, 2019.